SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                         FIRSTCITY FINANCIAL CORPORATION
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                                (Name of issuer)


                                  COMMON STOCK
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                         (Title of class of securities)


                                    33761X107
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                                 (CUSIP number)


                                JAMES T. SARTAIN
                         FIRSTCITY FINANCIAL CORPORATION
                               6400 IMPERIAL DRIVE
                                WACO, TEXAS 76712
                                  (254)751-1750
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                   May 8, 1998
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             (Date of event which requires filing of this statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

      Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).



HOFS02...:\92\54892\0004\2166\SCH5158P.350

---------------------------                        -------------------------
CUSIP NO.    33761X107                13D           Page 2 of 9 Pages
---------------------------                        -------------------------

==============================================================================
   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               ED A. SMITH      (SS####-##-####)
------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) X

                                                                (b)

------------------------------------------------------------------------------
   3      SEC USE ONLY


------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*


------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)

------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED STATES OF AMERICA
------------------------------------------------------------------------------
   NUMBER OF        7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY                 593,651 SHARES OF COMMON STOCK(1)
   OWNED BY
     EACH
   REPORTING
  PERSON WITH
                --------------------------------------------------------------
                    8     SHARED VOTING POWER


                --------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER

                               593,651 SHARES OF COMMON STOCK(1)
                --------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               593,651 SHARES OF COMMON STOCK
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                              [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.8%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
               IN

==============================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                        -------------------------
CUSIP NO.    33761X107                13D           Page 3 of 9 Pages
---------------------------                        -------------------------

==============================================================================
   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Lindsey Capital Corporation (EIN#76-031267)
------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) X

                                                                (b)

------------------------------------------------------------------------------
   3      SEC USE ONLY


------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*


------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)

------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

               Texas
------------------------------------------------------------------------------
   NUMBER OF        7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY                 419,969 SHARES OF COMMON STOCK1
   OWNED BY
     EACH
   REPORTING
  PERSON WITH
                --------------------------------------------------------------
                    8     SHARED VOTING POWER


                --------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER

                               419,969 SHARES OF COMMON STOCK(1)
                --------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          419,969 SHARES OF COMMON STOCK
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                               [ ]

------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.6%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
               CO

==============================================================================

------------------
1. 173,682 of the shares of Common Stock beneficially owned by Ed Smith are owned by him directly. 419,969 of the shares of Common Stock beneficially owned by Ed Smith are owned directly by Lindsey Capital Corporation, all of the capital stock of which is owned by Ed Smith.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                          (PAGE 4 OF 8 PAGES)


                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

================================================================================


Item 1. Security and Issuer.

            This Statement on Schedule 13D relates to the Common Stock, par value $.01 per share ("Common Stock"), of FirstCity Financial Corporation, a Delaware corporation ("FirstCity" or the "Issuer"). The principal executive offices of FirstCity are located at 6400 Imperial Drive, Waco, Texas 76712.

Item 2. Identity and Background.

            (a)-(c) This Statement is filed by Ed A. Smith and Lindsey Capital Corporation. Ed A. Smith and Lindsey Capital Corporation are referred to collectively herein as the "Reporting Persons."

            Smith's business address is 1021 Main Street, Suite 1000, Houston, Texas 77002. Smith is a sole proprietor principally engaged in making and managing investments.

            Lindsey Capital Corporation is a holding company of FirstCity Common Stock located at 1021 Main Street, Suite 1000, Houston, Texas 77002.

            Ed A. Smith owns all of the outstanding capital stock of Lindsey Capital Corporation. Smith is the Chairman and President of Lindsey Capital Corporation and its sole officer and director.

            (d)-(e) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

            Not applicable.

                                                           (PAGE 5 OF 8 PAGES)


Item 4. Purpose of Transaction.

            Not applicable.

Item 5. Interest in Securities of the Issuer.

            (a) The Reporting Persons beneficially own a combined aggregate of 593,651 shares of Common Stock or approximately 7.8% of the Common Stock outstanding as of May 8, 1998 based on information regarding the number of outstanding shares of Common Stock upon completion of the Company's public offering (the "Offering") of Common Stock which consummated May 8, 1998, as set forth in the Prospectus, dated May 5, 1998, relating to such Offering.

            Ed A. Smith directly owns an aggregate of 173,682 shares of Common Stock or 2.3% of the Common Stock outstanding as of May 8, 1998. Ed Smith may be deemed to be the beneficial owner of the FirstCity Common Stock held by Lindsey Capital Corporation by virtue of his ownership of all the outstanding capital stock of Lindsey Capital Corporation.

            Lindsey Capital Corporation, all of the Capital Stock of which is owned by its President, Ed A. Smith, beneficially owns an aggregate of 419,969 shares of Common Stock or 5.6% of the Common Stock outstanding as of May 8, 1998.

            (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each Reporting Person is set forth on the cover pages and such information is incorporated herein by reference. 173,682 of the shares of Common Stock beneficially owned by Ed A. Smith are owned by him directly. 419,969 of the shares of Common Stock beneficially owned by Ed A. Smith are owned directly by Lindsey Capital Corporation, all of the capital stock of which is owned by Ed A. Smith.

            (c) Mr. Smith sold 41,280 shares of Common Stock at $30.75 per share in the Offering on May 8, 1998. Lindsey Capital Corporation has not effected any transactions in Common Stock in the last 60 days.

            (d) Not applicable.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            None.

                                                           (PAGE 6 OF 8 PAGES)


Item 7. Material to be Filed as Exhibits.

            Joint Filing Agreement (incorporated by reference to Exhibit 1 to
Schedule 13D filed on behalf of the Reporting Persons on July 1, 1997)

                                                           (PAGE 7 OF 8 PAGES)


                                    SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 1998

                                    /s/ Ed A. Smith
                                    -------------------------------------
                                    Ed A. Smith



                                    LINDSEY CAPITAL CORPORATION

                                    /s/ Ed A. Smith
                                    -------------------------------------
                                    Ed A. Smith
                                    President and Chairman
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                                                           (PAGE 8 OF 8 PAGES)


                                  EXHIBIT INDEX


Exhibit No.                           Exhibit
-----------                           -------

      1       Joint Filing Agreement (incorporated by reference to Exhibit 1 to
              Schedule 13D filed on behalf of the Reporting Persons on July 1,
              1997)